UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            eLEC COMMUNICATIONS CORP.
                                (Name of Issuer)

                          Common Stock, par value $.10
                         (Title of Class of Securities)

                                    829639103
                                 (CUSIP Number)

                         Access One Communications Corp.
                               3427 NW 55th Street
                          Ft. Lauderdale, Florida 33309
                                 (954) 714-0000

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 With Copies to:

                   Neil S. Baritz, Esq., Dreier & Baritz, LLP
                     150 East Palmetto Park Road, Suite 401
                            Boca Raton, Florida 33432

                                October 25, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

NOTE. Six copies of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.         829639103
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Access One Communications Corp. ("Access One")
         22-3527935

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*
         Not Applicable

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)[ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         a New Jersey Corporation

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               NUMBER OF         7.       SOLE VOTING POWER
               SHARES                     400,000
               BENEFICIALLY      -----------------------------------------------
               OWNED BY          8.       SHARED VOTING POWER
               EACH              -----------------------------------------------
               REPORTING         9.       SOLE DISPOSITIVE POWER
               PERSON                     400,000
               WITH              -----------------------------------------------
                                 10.      SHARED DISPOSITIVE POWER

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11.      AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
         400,000

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.5%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON *
         CO.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No.1 to the Statement on Schedule 13D relates to the disposition by the Reporting Person of 1,400,000 of the shares common stock, .10 par value ("Common Stock"), issued by the Company, 24 Richmond Hill Avenue, Stamford, CT 06901 disclosed as acquired on such Statement.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 of the Statement on Schedule 13D is hereby amended to read in its entirety as follows:

         As of October 25, 1999, Access One ceased to be the beneficial owner of 1,400,000 of the Common Stock of the Company. Pursuant to an agreement with the Company, Access One reversed the transaction described in Item 4 on Schedule 13D. Other than as described herein, no transactions in the Common Stock were effected during the past 60 days by the Reporting Person. As a result of the foregoing, Access One ceased to be a beneficial owner of 5% or more of the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2000                      ACCESS ONE COMMUNICATIONS CORP.


                                          By: /S/ KENNETH G. BARITZ
                                             -----------------------------------
                                             Kenneth G. Baritz, Chairman and CEO